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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:

Name of Issuer:  Stelmar Shipping Ltd.

Title of Class of Securities:  Common Stock

CUSIP Number:  V8726M103

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

                       George Karageorgiou
                      c/o Stelinvest Corp.
                          Status Center
                          2A Areos Str.
                       Vouliagmeni, 16671
                         Athens, Greece
                     Tel:  011-301-967-0001

     (Date of Event which Requires Filing of this Statement)

                          March 6, 2001

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. V8726M103

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Stelshi Holding Ltd.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Liberia

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         2,300,000

8.  Shared Voting Power:



9.  Sole Dispositive Power:

         2,300,000

10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,300,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         21.25%

14. Type of Reporting Person

         HC














































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CUSIP No. V8726M103

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Stelios Haji-Ioannou

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Britain and Cyprus

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         2,300,000

8.  Shared Voting Power:



9.  Sole Dispositive Power:

         2,300,000
10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person

         2,300,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares




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13. Percent of Class Represented by Amount in Row (11)

         21.25%

14. Type of Reporting Person

         IN














































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Item 1.  Security and Issuer

         This statement relates to shares of common stock (the
         "Common Stock") of Stelmar Shipping Ltd. (the
         "Company"). The Company's principal executive office is located at Status Center 2a Areos Str. Vouliagmeni
         16671, Athens, Greece.

Item 2.  Identity and Background

         This statement is being filed on behalf of Stelshi Holding Ltd. ("Stelshi"), a Liberian corporation, and Stelios Haji-Ioannou (together referred to as the "Reporting Persons"). The principal business of each of the Reporting Persons is to act as an investor; the principal office of each of the Reporting Persons, Status Center, 2a Areos Str. Vouliagmeni 16671, Athens, Greece.

         Stelshi is the largest shareholder of Stelmar Shipping Ltd. (the "Company"). Stelios Haji-Ioannou is the sole shareholder of Stelshi. George Karageorgiou is the president and a director of Stelshi. Mr. Haji-Ioannou is also a director and Chairman of the Board of the Company.

         Mr. Haji-Ioannou faces civil actions and criminal charges relating to casualties and oil pollution relating to the sinking of the vessel the M/T Haven on April 11, 1991. The vessel was managed by Troodos Shipping Company Limited, which was owned by Loucas Haji-Ioannou, Stelios Haji-Ioannou's father. Stelios Haji-Ioannou, who was 24 at the time, was working for and was a director of Troodos. Charges, including manslaughter, assisting in attempted extortion and attempting to bribe witnesses, were filed against Stelios Haji-Ioannou, his father and another director of Troodos. Each of the defendants was acquitted of the criminal charges at trial in November 1997, which the court of appeal upheld on appeal. The prosecutor filed an appeal on October 28, 2000 with the Italian Court of Cassation, which is the Italian Supreme Court. Mr. Haji-Ioannou intends to contest the appeal vigorously. Most of the civil actions arising out of the sinking of the M/T Haven have been settled. Civil actions associated with the M/T Haven incident have been settled other than loss of income claims brought in April 1997 aggregating approximately $15 million. The claims were initially dismissed, but were appealed. The hearing for the appeal is scheduled for June 2001.



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         Mr. Haji-Ioannou may face criminal action in Greece
         arising out of advertisements placed by easyJet plc, a U.K. company he is chairman of, in an Athens newspaper on October 11 and October 18, 1998. On those dates, Greece conducted elections and run-off elections for regional and local administration authorities. The advertisements invited the readers who would like to "avoid the hassle of the election" to fly to London on easyJet. The Greek Curator of the Association of Tourist and Travel Agents filed a report of criminal denunciation alleging that easyJet, through the advertisements, was offering bribes to voters in exchange for neglecting their electoral rights. The Public Prosecutor of Athens then initiated a criminal prosecution against Mr. Haji-Ioannou, as the legal representative of easyJet, for the offense of bribery during election. If proved, the offense is punishable with imprisonment for up to three years.

         The case is pending before the Public Prosecutor of the Athens Court of Misdemeanors. Mr. Haji-Ioannou may be committed to trial, acquitted or the charges against him may be dismissed for statute of limitations reasons. Under Greek law, bribery during elections, if committed through the press, is time barred if it has not been brought within 18 months of the alleged offense.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding
         (excluding traffic violations or similar misdemeanors).

         None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Haji-Ioannou is a citizen of Britain and Cyprus.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date hereof, the Reporting Persons beneficially own, in the aggregate, 2,300,000 shares of the Company's Common Stock. All shares of Common Stock are held by Stelshi. 1,950,000 shares were previously owned, and 350,000 shares were purchased from the underwriters in the Company's initial public offering for $4,200,000. The funds for the purchase of the Common Stock came from Stelshi's working capital.


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Item 4.  Purpose of Transactions.

         The shares of Common Stock beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes. However, as Mr. Haji-Ioannou is the Company's Chairman and as Stelshi is the Company's largest shareholder, the Reporting Persons may be deemed to exert control over the Company.

         The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule
         13D.

Item 5.  Interest in Securities of Issuer.

         As of the date hereof, the Reporting Persons are the beneficial owners of an aggregate of 2,300,000 shares of the Company's Common Stock. Based on information received from the Company, there are 10,824,750 shares of the Company's Common Stock outstanding as of March 6, 2001. Therefore, the Reporting Persons beneficially own an aggregate of 21.25% of the Company's outstanding shares of Common Stock. Stelshi beneficially owns all of the above mentioned shares. As Stelshi's sole shareholder, Stelios Haji-Ioannou has the power to vote, direct the vote, dispose of or direct the disposition of all of the shares of the Company's Common Stock that Stelshi currently beneficially owns. However, Mr. Haji-Ioannou disclaims beneficial ownership of such Common Stock for any other purpose.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         Under a lock-up agreement with the underwriters of the Company's initial public offering, Stelshi is precluded from transferring any shares for 270 days from March 6, 2001, except in certain circumstances.

         Other than as set forth above, the Reporting Persons have no contract, arrangement, understanding or relationship with any person with respect to the Common
         Stock.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A: Lock-up Agreement





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Signature.

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


Stelshi Holding Ltd.

By: /s/ George Karageorgiou
    George Karageorgiou
    President


    /s/ Stelios Haji-Ioannou
    Stelios Haji-Ioannou


March 16, 2001

































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                         Exhibit A



                                            March 5, 2001


                   Stelmar Shipping Ltd.
              Public Offering of Common Stock



Jefferies & Company, Inc.
Alpha Finance U.S. Corporation,
As Representatives of the Several Underwriters
c/o Jefferies & Company, Inc.
11100 Santa Monica Boulevard
Los Angeles, CA 90025

Dear Sirs:

         As an inducement to the Underwriters to execute the underwriting agreement among Jefferies & Company, Inc. and Alpha Finance U.S. Corporation (the "Underwriting Agreement"), pursuant to which an offering will be made that is intended to result in an orderly market for Common Stock (the "Securities") of Stelmar Shipping Ltd. (the "Company"), the undersigned hereby agrees that from the date hereof and until 270 days after the public offering date set forth on the final prospectus used to sell the Securities (the "Public Offering Date") pursuant to the Underwriting Agreement, the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Securities or securities convertible into or exchangeable or exercisable for any shares of Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Jefferies & Company, Inc. In addition, the undersigned agrees that, without the prior written consent of Jefferies & Company, Inc., it will not, during the period commencing on the date hereof and ending 270 days after the Public Offering Date, make any demand for or exercise any right with respect to, the registration of any Securities or


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any security convertible into or exercisable or exchangeable for the Securities.

         Any Securities received upon exercise of options granted to the undersigned will also be subject to this Agreement. Notwithstanding the foregoing, the following transactions will not be subject to this Agreement: (i) the sale of any shares of Securities as an acceptance of an offer to purchase the majority of the outstanding shares of Securities; (ii) the pledge by the undersigned of the Securities to a financial institution as security in connection with a bona fide financing transaction; provided, however, that any such financial institution shall agree in writing, prior to or contemporaneously with such pledge, to be bound to the provisions of this agreement to the same extent as the undersigned; and (iii) any transaction relating to Securities or Securities acquired by the undersigned in the open market. A transfer of Securities to a family member, corporation or partnership (if the transferee and the undersigned are affiliates) or trust may be made, provided the transferee agrees to be bound in writing by the terms of this Agreement.

         In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Agreement.

         This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Agreement shall lapse and become null and void if the Public Offering Date shall not have occurred on or before July 31, 2001.

                             Very truly yours,

                             Stelshi Holding Ltd.

                             By:  /s/ George Karageorgiou
                                  George Karageorgiou
                                  President











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